Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Midland States Bancorp, Inc.:

In connection with the Form S-1 registration statement to be filed by Midland States Bancorp, Inc. and subsidiary, we consent to the use of our report dated May 13, 2011, with respect to the consolidated balance sheets of Midland States Bancorp, Inc. and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

St. Louis, Missouri
May 13, 2011